
15005518



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


Received SEC
MAR 12 2015
Washington, DC 20549

No Act
PE 1/23/15

March 12, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-12-15

Kristen Prohl
Starwood Hotels & Resorts Worldwide, Inc.
kristen.prohl@starwoodhotels.com

Re: Starwood Hotels & Resorts Worldwide, Inc.
Incoming letter dated January 23, 2015

Dear Ms. Prohl:

This is in response to your letter dated January 23, 2015 concerning the shareholder proposal submitted to Starwood by Mercy Investment Services, Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Valerie Heinonen
Mercy Investment Services, Inc.
vheinonen@sistersofmercy.org

March 12, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Starwood Hotels & Resorts Worldwide, Inc.
Incoming letter dated January 23, 2015

The proposal requests that the company provide a report on political contributions and expenditures that contains information specified in the proposal.

We are unable to concur in your view that Starwood may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Starwood may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

starwood
Hotels and
Resorts

One StarPoint
Stamford, CT 06902
United States

January 23, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: *Omission of Stockholder Proposal of Mercy Investment Services, Inc.*
— Rule 14a-8

Ladies and Gentlemen:

On behalf of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "***Company***"), I am enclosing a copy of a proposal (the "***Stockholder Proposal***") submitted by Mercy Investment Services, Inc., the investment program of the Sisters of Mercy of the Americas (the "***Proponent***"), for inclusion in the Company's proxy materials ("***2015 Proxy Materials***") for the Company's 2015 annual meeting of stockholders (the "***2015 Annual Meeting***"). For the reason set forth below, the Company intends to omit the Stockholder Proposal from the 2015 Proxy Materials and requests, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, confirmation from the staff of the Division of Corporation Finance (the "***Staff***") that it will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company omits the Stockholder Proposal.

Attached hereto as Exhibit A is a copy of the letter, dated November 17, 2014, from Valerie Heinonen, the Proponent's Director, Shareholder Advocacy, submitting the Stockholder Proposal on behalf of the Proponent (the "***Proponent's Letter***"). Attached hereto as Exhibit B is a copy of a letter, dated November 17, 2014, received by the Company from the custodian of the Proponent with respect to the Proponent's beneficial ownership of the Company's common stock (the "***Custodian Letter***"). In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("***SLB 14D***"), the Company has submitted this letter together with the Proposal to the Staff via e-mail at stockholderproposals@sec.gov in lieu of mailing paper copies. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the date on which the Company anticipates filing its definitive 2015 Proxy Materials with the Commission.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the designated representative of the Proponent as notice of the Company's intent to exclude the Stockholder Proposal from the 2015 Proxy Materials. Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. If the Proponent's representatives elect to submit correspondence to the Staff with respect to the Stockholder Proposal, we hereby request that they concurrently furnish a copy of that correspondence to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Stockholder Proposal reads as follows:

> **Resolved**, that the shareholders of **Starwood Hotels & Resorts Worldwide, Inc.** ("Starwood" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:
>
> 1. Policies and procedures for making, with corporate funds or assets, contributions, and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
>
> 2. Monetary or non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:
>
>   a. The identity of the recipient as well as the amount paid to each; and
>
>   b. The title(s) of the person(s) in the Company responsible for the decision-making.
>
> The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting.

BASIS FOR EXCLUSION

The Company believes that the Stockholder Proposal may be omitted from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Stockholder Proposal is impermissibly vague and indefinite and therefore is materially false and misleading in violation of Rule 14a-9.

ANALYSIS

The Company May Exclude the Proposal Under Rule 14a-8(i)(3) Because The Stockholder Proposal is Vague and Indefinite, and Thus is Materially False and Misleading in Violation of Rule 14a-9

The Company believes that the Stockholder Proposal may be properly excluded under Rule 14a-8(i)(3). Under Rule 14a-8(i)(3), the Company may omit the Stockholder Proposal from the 2015 Proxy Materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." In its guidance, the Staff has indicated that a proposal violates Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Division of Corporation Finance Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("*SLB 14B*"). The Staff has also indicated that a proposal is impermissibly vague and indefinite, and therefore excludable under Rule 14a-8(i)(3), if it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by stockholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

The Stockholder Proposal Fails to Define Key Terms or Provide Guidance on How the Stockholder Proposal Would be Implemented

Generally, the Staff has concurred with the exclusion of shareholder proposals that failed to define key terms or otherwise provide guidance on how the proposal would be implemented, under which circumstances stockholders and the company would be unable to determine with reasonable certainty exactly what actions or measures were required by the proposal. *See, e.g., The Boeing Company* (Mar. 2, 2011) (exclusion of proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because it did not sufficiently explain the meaning of the phrase). More specifically, the Staff has concurred with the exclusion of certain political spending report-related proposals that failed to define key terms or otherwise provide adequate guidance within the proposal itself on key terms or how the proposal would be implemented. *See AT&T Inc.* (February 16, 2010) (exclusion of political spending report proposal as vague and indefinite where the proposal did not sufficiently explain key terminology); and *JPMorgan Chase & Co.* (March 5, 2010) (exclusion of political spending report proposal as vague and indefinite where, among other considerations, the proposal did not sufficiently explain key terminology). In *AT&T* and *JPMorgan Chase*, the Staff concluded that a political spending report-related stockholder proposal very similar to the Stockholder Proposal may be excluded where a key term/provision of the proposal was not sufficiently explained within the proposal itself, assumedly resulting in the respective company and its stockholders being able to interpret such key term/provision, and thus the whole proposal, in different manners.

The Key Terms of the Stockholder Proposal Are Subject to Differing Interpretations

The Staff has also concurred with the exclusion of proposals whose terms were subject to differing interpretations, under which circumstances stockholders and the company were again unable to determine with reasonable certainty exactly what actions or measures were required by the proposal. *See, e.g., Limited Brands, Inc.* (Feb. 29, 2012) (exclusion of proposal because neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires in the company's particular situation); and *Verizon Communications Inc.* (Jan. 27, 2012) (exclusion of proposal because neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires in the company's particular situation); *see also, e.g., Exxon Corporation* (Jan. 29, 1992) (permitting exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy . . . after losing a considerable amount of money," because vague terms such as "considerable amount of money" were subject to differing interpretations); and *Fuqua Industries, Inc.* (Mar. 12, 1991) ("meaning and application of terms and conditions . . . in proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In *Fuqua Industries*, the Staff concluded that a stockholder proposal may be excluded where the company and its stockholders could interpret the proposal differently such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by stockholders voting on the proposal."

In the Company's situation, which is especially similar to the situations in *AT&T* and *JPMorgan Chase*, the Company believes that the Stockholder Proposal contains undefined key terms, lacks guidance on how the Stockholder Proposal would be implemented, and contains materially vague and indefinite statements such that it is subject to multiple interpretations. As a result, neither the Company nor its stockholders will be able to determine with reasonable certainty what actions or measures the Stockholder Proposal requires. For example:

- The term "corporate" is not specifically defined in the Stockholder Proposal. The Company is the ultimate parent for the Starwood group of companies. However the Company has established separately incorporated subsidiaries to carry out the day-to-day operation of worldwide activities. It is unclear whether the Stockholder Proposal intends this term to cover just the Company, to cover a broader group including any "significant subsidiary" as defined under Rule 1-02(w) of Regulation S-X (***"Regulation S-X"***), to cover a broader group including any Company "subsidiary" as defined under Rule 1-02(x) of Regulation S-X, or to cover an even broader group including the Company's branded hotels. Most hotels that carry Starwood brands are not owned by the Company or any "subsidiary" but instead are owned and operated by investors who are licensed to use the Starwood brand trademarks. If the Stockholder Proposal intends this term to cover branded hotels, it is unclear whether the Stockholder Proposal intends this term to cover just the Company's owned, leased and joint venture hotels over which the Company has "control" as defined under Rule 1-02(g) of Regulation S-X, to cover a broader group including the Company's managed hotels over which the Company does not have "control" or to cover an even broader group including the Company's franchised hotels over which the Company has neither "control" nor involvement in day-to-day management. In addition, the Company has a Political Action Committee ("PAC"), which is funded by individuals and not by the Company although the Company manages the PAC and determines which entities or persons receives funds from the PAC. It is unclear whether the Stockholder Proposal intends this term to cover the activities of the Company PAC. On its face, and similar to the situations in *AT&T* and *JPMorgan Chase*, the Stockholder Proposal's use of the term "corporate" for purposes of determining which funds, assets, contributions, and expenditures are applicable to the Stockholder Proposal is materially vague and indefinite and would be open to multiple interpretations that may not be shared between the Company and its stockholders.

- The term "direct or indirect" is not specifically defined in the Stockholder Proposal. The term is used in two instances: first with respect to assets, contributions, and expenditures and, second, with respect to monetary or non-monetary contributions and expenditures. It is unclear whether the Stockholder Proposal intends this term to cover just assets, contributions, and expenditures, in the first instance, or just monetary or non-monetary contributions, in the second instance, of the Company, to cover a broader group including any "significant subsidiary" as defined under Rule 1-02(w) of Regulation S-X, to cover a broader group including any Company "subsidiary" as defined under Rule 1-02(x) of Regulation S-X, or to cover an even broader group including the Company's branded hotels. If the Stockholder Proposal intended for this term to cover branded hotels, it is unclear whether the Stockholder Proposal intended for this term to cover just the Company's owned, leased and joint venture hotels over which the Company has "control" as defined under Rule 1-02(g) of Regulation S-X, to cover a broader group including the Company's managed hotels over which the Company does not have "control" or to cover an even broader group including the Company's franchised hotels over which the Company has neither "control" nor involvement in day-to-day management. Further, it is unclear whether the Stockholder Proposal intends this term to cover the assets, contributions, and expenditures, in the first instance, or monetary or non-monetary contributions, in the second instance, of any third parties receiving political contributions, directly or indirectly, from the Company. Accordingly, and similar to the situations in *AT&T* and *JPMorgan Chase*, the term "direct or indirect" is used in an indefinite manner in the Stockholder Proposal, and thus the Stockholder Proposal does not clearly indicate what assets, contributions, and expenditures, in the first instance, or what monetary or non-monetary contributions, in the second instance, would be applicable.

- The term "participate or intervene" is not specifically defined in the Stockholder Proposal. Due to the different ways in which participation or intervention may occur, it is unclear whether the Stockholder Proposal intends to cover just the giving of assets, contributions, and expenditures to individual political campaigns, or political parties, or political action committees, or lobbyists. Further, it is unclear whether the Stockholder Proposal intends for the term to cover the giving of assets, contributions, and expenditures to local, state or federal business or trade associations and, if so, which kinds of business or trade associations would qualify. Since the Stockholder Proposal does not provide any specific guidance as to whether all or just some of these scenarios are covered by the term "participate or intervene" for purposes of the Stockholder Proposal, the use of this term would be subject to multiple interpretations.

- Generally, the Stockholder Proposal is vague as to scope. The Company is a global owner, operator and licensor of branded hotels. The Stockholder Proposal is unclear as to whether it intends to cover domestic or international activities of the Company. Similarly the Stockholder Proposal is unclear as to whether it intends to cover local, state or federal activities within the domestic or international territories in which the Company has operations. The Stockholder Proposal does not provide specific guidance as to the scope that the Proponent intended to be used for purposes of determining political spend.

Without clear definition for these terms, it is likely that the Company and its stockholders would have different opinions regarding the proper interpretation of some or all of these terms. As a result, the Company and its stockholders cannot determine with reasonable certainty exactly what actions and measures the Proponent would require to implement the Stockholder Proposal.

The Stockholder Proposal does not provide all necessary guidance to allow the Company and its stockholders to necessarily come to the same conclusion regarding its materially vague and indefinite statements or to determine with reasonable certainty exactly how the Proponent intends the Stockholder Proposal to be implemented. For all of the reasons discussed above in this section, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(3). As a result of the Stockholder Proposal's undefined key terms, lack of guidance on how the Stockholder Proposal would be implemented, and materially vague and indefinite statements leading to multiple interpretations, neither the Company's stockholders voting on the Stockholder Proposal, nor the Board of Directors in implementing the Stockholder Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Stockholder Proposal requires.

The Stockholder Proposal Should Not be Revised as any Revisions Would Not be Minor

While the Staff may permit stockholders in some cases to make revisions to proposals to eliminate false and misleading statements, Staff Legal Bulletin No. 14 (July 13, 2001) ("***SLB 14***") provides that the Staff has a "long-standing practice of issuing no-action responses that permit stockholders to make revisions that are minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some relatively minor defects that are easily corrected." The Staff noted in SLB 14B that its "intent to limit this practice to minor defects was evidenced by [its] statement in SLB No. 14 that [it] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." *See also SLB 14*. The analysis set forth above indicates that the Stockholder Proposal's defects are neither "relatively minor" nor "easily corrected." The Stockholder Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Stockholder Proposal warrants exclusion under Rule 14a-8(i)(3). *See, e.g., Staples, Inc.* (Mar. 3, 2012) (the Staff disregarded the proponent's request to revise an executive compensation-related proposal).

CONCLUSION

For the reasons stated above, the Company believes that the Stockholder Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3). Accordingly, I respectfully request that the Staff concur that it will take no action if the Company excludes the Stockholder Proposal in its entirety from the 2015 Proxy Materials.

I would be happy to provide you with any additional information or answer any questions that you may have regarding this matter. Please do not hesitate to contact me at (203) 964-4513 if I can be of any further assistance in this matter.

Very truly yours,



Kristen Prohl
Vice President – Chief Regulatory Counsel
Starwood Hotels & Resorts Worldwide, Inc.

Enclosures

cc: Valerie Heinonen, o.s.u., Director, Shareholder Advocacy
Mercy Investment Services, Inc.
2039 North Geyer Road
St. Louis, MO 63131-3332
vheinonen@mercyinvestments.org
Ph. (212) 674-2542

Exhibit A

The Proponent's Letter and the Proposal

See Attached.


MERCY
INVESTMENT
SERVICES, INC


RECEIVED
NOV 18 2014
KENNETH S. SIEGEL

November 17, 2014

Kenneth S. Siegel, Corporate Secretary
Starwood Hotels & Resorts Worldwide, Inc.
One StarPoint
Stamford, CT 06902

Dear Mr. Siegel:

Mercy Investment Services, Inc. is the investment program of the Sisters of Mercy of the Americas, which has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Investment Services, Inc., a long term investor, is currently the beneficial owner of shares of Starwood Hotels & Resorts Worldwide, Inc.

We request that Starwood provide a report, updated semiannually, disclosing your policies and procedures for political spending. As long-term shareholders of Starwood, we support transparency and accountability in corporate spending on political activities and believe such disclosure is in the best interest of both Company and shareholders.

Mercy Investment Services, Inc. is filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Mercy Investment Services, Inc. is the primary filer for this resolution and I am authorized to withdraw the resolution for any co-filers. We look forward to conversation with you. Please direct any response to me via my contact information below.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u., Director, Shareholder Advocacy
Mercy Investment Services, Inc.
vheinonen@sistersofmercy.org

2039 North Geyer Road . St. Louis, Missouri 63131-3332 . 314.909.4609 . 314.909.4694 (fax)
www.mercyinvestmentservices.org

Resolved, that the shareholders of **Starwood Hotels & Resorts Worldwide, Inc.** ("Starwood" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each; and

   b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting.

Supporting Statement

As long-term shareholders of Starwood, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is in the best interest of the company and its shareholders. The Supreme Court said in its *Citizens United* decision: "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Publicly available records show that Starwood contributed at least $56,000 in corporate funds since the 2004 election cycle. (CQ: http://moneyline.cq.com and National Institute on Money in State Politics: http://www.followthemoney.org)

Meanwhile, Starwood placed near the bottom of *The 2014 CPA-Zicklin Index of Corporate Political Accountability and Disclosure*, which ranked the largest 300 companies in the S&P 500, receiving just 10 points out of 100.

Relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. This proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Yum! Brands, Time Warner Inc., and Target Corp. that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

Exhibit B

The Custodian Letter

See Attached.


BNY MELLON


RECEIVED
NOV 19 2014

November 17, 2014

Kenneth S. Siegel, Corporate Secretary
Starwood Hotels & Resorts Worldwide, Inc.
One StarPoint
Stamford, CT 06902

Re: Mercy Investment Services Inc.

Dear Mr. Siegel:

This letter will certify that as of November 17, 2014 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 1,149 shares of Starwood Hotels & Resorts Worldwide, Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Starwood Hotels & Resorts Worldwide, Inc. and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,



Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com